UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Tower International, Inc.

(Name of Subject Company (Issuer))

Tiger Merger Sub, Inc.

(Offeror)

a direct, wholly-owned subsidiary of

Autokiniton US Holdings, Inc.

(Parent of Offeror)

KPS Investors IV Ltd.

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common shares, par value USD 0.01 per share

(Title of Class of Securities)

891826109

(CUSIP Number of Class of Securities)

George Thanopoulos

President

Autokiniton US Holdings, Inc.

17757 Woodland Drive

New Boston, Michigan 48164

Telephone: (734) 397-6300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Angelo Bonvino

Michael Vogel

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$661,711,116.50	$80,199.39

*

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 20,690,457 shares of common stock, par value $0.01 per share (the “Shares”), of Tower International, Inc., a Delaware corporation (“Tower”) outstanding multiplied by the offer price of $31.00 per Share; (ii) 457,102 Shares reserved for issuance upon the settlement of outstanding Tower restricted stock unit awards (“RSUs”) multiplied by the offer price of $31.00 per Share; and (iii) 326,556 Shares issuable pursuant to outstanding options (“Options”) with an exercise price less than the offer price of $31.00 per Share, multiplied by the offer price of $31.00 per share minus the exercise price for each such Option. The foregoing Share figures have been provided by Tower to the Offeror and are as of August 9, 2019, the most recent practicable date.

**

The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory Rate #1 for fiscal year 2019, issued August 24, 2018, is calculated by multiplying the Transaction Valuation by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $	80,199.39	Filing Party:	Tiger Merger Sub, Inc., Autokiniton US Holdings, Inc. and KPS Investors IV Ltd.
Form or Registration No.:	Schedule TO	Date Filed:	August 15, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) and is being filed by Tiger Merger Sub, Inc., a Delaware corporation (the “Offeror”) and a direct, wholly-owned subsidiary of Autokiniton US Holdings, Inc., a Delaware corporation (“Parent”), which is controlled by certain private equity funds for which KPS Investors IV Ltd., a Cayman Islands exempted company (“KPS IV”), acts as General Partner. This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding Shares at a purchase price of $31.00 per Share (the “Offer Price”), in cash, net of applicable withholding, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 15, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of July 12, 2019, by and among Parent, the Offeror and Tower (as it may be amended from time to time, the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 4, 5, 6 and 11.

Amendments to the Schedule TO and the Offer to Purchase

Items 4, 5, 6 and 11 of the Schedule TO are hereby amended and supplemented by replacing the subsection “Confidentiality Agreement” of Section 11 (entitled “Purpose of the Offer and Plans for Tower; Transaction Documents”) of the Offer to Purchase with the following:

“Confidentiality Agreement

On September 19, 2018, Tower and Parent entered into a customary confidentiality agreement (as amended, the “Confidentiality Agreement”) in connection with a potential transaction involving Tower. Under the terms of the Confidentiality Agreement, Parent and Tower agreed that, subject to certain exceptions, Parent and its representatives would keep the “Evaluation Material” (as defined in the Confidentiality Agreement) confidential and would not (except as required by law but in compliance with the Confidentiality Agreement or with Tower’s prior written consent) disclose any confidential information in any manner whatsoever, and would not use any confidential information other than in connection with evaluating, negotiating or consummating a potential transaction with Tower.

The Confidentiality Agreement initially included an eighteen month “standstill” provision for the benefit of Tower. On January 31, 2019, the parties amended the Confidentiality Agreement to extend the overall term of the Confidentiality Agreement and the term of certain provisions therein, including amending the term of the customary standstill provision, to expire on July 31, 2020. In addition, the Confidentiality Agreement included a provision that precludes Parent from requesting permission from the Company to enter into any discussions, negotiations, arrangements or understandings with respect to various types of acquisition transactions. However, the Confidentiality Agreement does not restrict Parent from making any proposal directly to the Tower Board or a Contact Person (as defined in the Confidentiality Agreement) on a confidential basis so long as such proposal does not require any party to make a public announcement regarding the Confidentiality Agreement or such proposal.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which has been filed as Exhibits (d)(3) and (d)(4) to the Schedule TO and which is incorporated herein by reference.”

Items 4, 5, 6 and 11 of the Schedule TO are hereby amended and supplemented by amending Section 10 (entitled “Background of the Offer; Contacts with Tower”) of the Offer to Purchase with the following:

(a) Replacing the first paragraph on page 26 of the Schedule TO with the following:

“A confidentiality agreement was negotiated between the parties and, on September 19, 2018, we and Tower entered into a Confidentiality Agreement, which contained a “standstill” provision, which was subsequently amended on January 31, 2019. The Confidentiality Agreement included a provision that precludes Parent from requesting permission from the Company to enter into any discussions, negotiations, arrangements or understandings with respect to various types of acquisition transactions. However, the Confidentiality Agreement does not restrict Parent from making any proposal directly to the Tower Board or a Contact Person (as defined in the Confidentiality Agreement) on a confidential basis so long as such proposal does not require any party to make a public announcement regarding the Confidentiality Agreement or such proposal.”

(b) Replacing the 12th paragraph on page 26 of the Schedule TO with the following:

“On January 31, 2019, Parent and Tower entered into an amendment to the Confidentiality Agreement to extend the overall term of the Confidentiality Agreement and the term of certain provisions therein, including amending the term of the customary standstill provision for the benefit of Tower, to expire on July 31, 2020.”

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated August 15, 2019.*

(a)(1)(B)	Form of Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement, as published in The Wall Street Journal on August 15, 2019.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release, dated (incorporated by reference to Exhibit 99.1 to Tower’s Current Report on Form 8-K, filed on July 12, 2019).*

(a)(5)(B)	Press Release issued by Autokiniton US Holdings, Inc. dated September 6, 2019, announcing extension of Tender Offer.*

(b)(1)	Debt Commitment Letter, dated as of July 12, 2019, among Autokiniton US Intermediate, Inc., Goldman Sachs Bank USA, Bank of America, N.A., BofA Securities, Inc., Barclays Bank PLC, KKR Capital Markets LLC, KKR Corporate Lending LLC, Royal Bank of Canada and RBC Capital Markets.*

(d)(1)	Agreement and Plan of Merger, dated as of July 12, 2019, by and among Parent, Offeror and Tower (incorporated by reference to Exhibit 2.1 to Tower’s Current Report on Form 8-K, filed on July 12, 2019)*.

(d)(2)	Equity Commitment Letter and Limited Guarantee, dated as of July 12, 2019, pursuant to which certain equity funds controlled by KPS IV have committed cash as capital to Parent.*

(d)(3)	Confidentiality Agreement, dated September 19, 2018, between Autokiniton US Holdings, Inc. and Tower. *

(d)(4)	Amendment to Confidentiality Agreement, dated January 31, 2019, between Autokiniton US Holdings, Inc. and Tower.*

(d)(5)	Clean Team Confidentiality Agreement, dated May 31, 2019, between Autokiniton US Holdings, Inc. and Tower.*

(d)(6)	Clean Team Termination Agreement, dated July 12, 2019, between Autokiniton US Holdings, Inc. and Tower.*

(d)(7)	Exclusivity Agreement, dated July 6, 2019, between Autokiniton US Holdings, Inc. and Tower.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

TIGER MERGER SUB, INC.

By:	/s/ George Thanopoulos
Name: George Thanopoulos
Title: Director and President

AUTOKINITON US HOLDINGS, INC.

By:	/s/ George Thanopoulos
Name: George Thanopoulos
Title: Director and President

KPS INVESTORS IV LTD.

By:	/s/ Michael G. Psaros
Name: Michael G. Psaros
Title: Director

Dated September 17, 2019

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